UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

Cub Crafters, Inc.
(Exact name of issuer as specified in its charter)

Delaware	91-1351852
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1918 South 16th Avenue, Yakima, WA 98903

(Full mailing address of principal executive offices)

(509) 248-9491

(Issuer’s telephone number, including area code)

In this report, the term “Cub Crafters” or the “Company” refers to Cub Crafters, Inc., a Delaware corporation.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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ITEM 1. MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2025 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make interim financial statements not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2025.

Overview

Cub Crafters, Inc. was incorporated under the laws of the state of Washington on October 15, 1986. The Company domesticated in Delaware by filing a Certificate of Conversion and Certificate of Incorporation with the state of Delaware on June 14, 2022. The Company is a leading producer of adventure/utility aircraft and the only OEM (Original Equipment Manufacturer) in the world that is simultaneously building in four General Aviation market segment categories: FAA Certified, ASTM Light Sport, Builder Assist, and Experimental/Amateur-Built Kits. 2021 brought supply chain shortages and labor availability challenges as a result of a global pandemic. On November 21, 2021, the Company founder, James Richmond, passed away.

Results of Operations

Six month period ended June 30, 2025 compared to the six month period ended June 30, 2024

Revenues

Revenues from sales of production and builder assist aircraft, aircraft kits, aftermarket services, parts sales, and pre-owned aircraft sales generated $19,029,504 for the six-month period ended June 30, 2025 (“Interim 2025”), approximately a $994,936 decrease from $20,025,521 for the six-month period ending June 30, 2024 (“Interim 2024”). The decrease in revenue was primarily a result of reductions in both throughput and our average unit prices.

Cost of Sales

Cost of sales consist of raw materials, parts, freight, and accrued direct costs to produce, sell, and distribute, aircraft products. The cost of sales decreased approximately $247,599 to $13,963,304 for Interim 2025 from $14,210,903 for Interim 2024. Cost of sales decreased due to fewer sales but was still higher than anticipated due to continued inflation of purchased parts and materials (11% annualized), and lead times for multiple key suppliers remain to be an issue. We note that a further increase in parts and raw material costs is anticipated with pending new tariffs on imported goods, which is expected to increase our cost of sales going forward.

Operating Expenses

The Company recorded an increase of $351,333 in total operating expenses to $5,870,198 for Interim 2025 versus $5,518,865 for Interim 2024. Operating expenses in both periods were comprised of general and administrative, research and development, and selling and marketing expenses. General and administrative expenses increased by $311,604, or 9.4%, to $3,613,085 for Interim 2025 from $3,301,481 for Interim 2024. Research and development expenses decreased by $286,721, or 35.9%, to $512,769 for Interim 2025 from $799,490 for Interim 2024. Selling and marketing expenses increased by $392,478, or 29.0%, to $1,744,344 for Interim 2025 from $1,351,866 for Interim 2024.

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Other Income (or Expenses)

The Company had other expenses of $78,937 for Interim 2025, compared to other income of $188,859 for Interim 2024 – a decrease of $267,796. This was primarily due to a $273,775 (or 82.5%) reduction in miscellaneous income received by the Company in Interim 2025 compared to Interim 2024, which was largely the result of a prior year ROU correction and a health insurance signing bonus in 2024.

Net Income

As a result of foregoing, the Company’s net loss for Interim 2025 was ($882,932) versus net income of $549,559 for Interim 2024.

Liquidity and Capital Resources

As of the date of this report, we have primarily been funded from revenue generated by the sales of our aircraft. As of June 30, 2025, the Company had approximately $328,862 in cash and cash equivalents. As of December 31, 2024, the Company had approximately $814,000 in cash and cash equivalents on hand.

Regulation A Offering; Regulation CF Offering; Regulation D Offering

On November 3, 2022, the Company commenced an offering of up to $50 million of its Series A Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), (the “Regulation A Offering”). The Company terminated the Regulation A Offering on January 16, 2024. On December 15, 2022, the Company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation Crowdfunding of the Securities Act (the “Regulation CF Offering”). The Company was offering to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. On December 15, 2022, the Company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation D of the Securities Act (the “Regulation D Offering”). The Company was offering to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. The net proceeds of these concurrent offerings will be used to scale operations to meet expanding sales demand, invest in the development of products and disruptive technology, modernize manufacturing facilities and production lines to scale current and next generation aircraft, aftermarket service expansion, and capturing additional market share, and build working capital reserves. During 2022, the Company sold 301,034 shares of Series A Preferred Stock in the Regulation A offering for a net proceeds of $1,337,460.  During 2023, the Company sold 529,875 shares of Series A Preferred Stock in the Regulation A Offering, the Regulation CF Offering and Regulation D offerings, for net proceeds of $2,355,486. During 024, the Company sold 94,988 shares of Series A Preferred Stock in the Regulation A Offering, the Regulation CF Offering and Regulation D offerings, for net proceeds of $445,125. All of these offerings were terminated in 2024.

Inventory

As of December 31, 2024, the Company held $17,167,720 in net inventory. As of June 30, 2025 the Company increased net inventory by an additional $1,573,058 to $18,740,778, an increase of roughly 9%.

Liabilities

The Company has a line of credit with Bank of Idaho with a maximum borrowing limit of $3,500,000. Interest accrues at Wall Street Journal Prime (WSJP). The maturity date is April 3, 2026, and the line is secured by Company owned aircraft inventory. The outstanding balance as of June 30, 2025 was $1,700,000 and at December 31, 2024, was $250,000.

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The Company also has a line of credit with AFC Financial Services, LLC with a maximum borrowing limit of $2,000,000. Interest accrued at WSJP, plus 1.00%. The maturity date is March 18, 2026, and the line is secured by Company owned aircraft inventory. The outstanding balance was $720,000 as of June 30, 2025 and as of December 31, 2024. The interest expense incurred by the Company on the lines of credit for Interim 2025 was $49,811 and for Interim 2024 was $31,445.

Additionally, the Company had a promissory note payable with Wells Fargo Bank for $430,915 as of December 31, 2022. The balance outstanding on the loan was $430,915 at December 31, 2022. This loan was paid in full by Susan Richmond, for which the Company entered into a promissory note on May 25, 2023 with Susan Richmond for $394,729. The maturity date is January 5, 2026 and accrues interest at 5.0%. The outstanding balance on the loan was $80,553 at June 30, 2025 and $158,958 at December 31, 2024.

The Company entered into a promissory note on March 17, 2022 with Susan Richmond for $809,124. The loan matures in December 2031 and accrues interest at 4.25%. The outstanding balance on the loan was $614,409 at June 30, 2025 and $655,022 at December 31, 2024.

Real Property Leases

The Company rents hangar and office space from the principal stockholder of Cub Crafters, Inc. Terms of the lease agreement call for monthly payments of $6,000. For the office space and $6,988 for the hangar. The agreement matures January 2029. The Company expects to pay $156,000 per year over the course of the agreement.

The Company entered into a third-party building lease which ends in March 2027. Total rent expense for the for Interim 2025 was $112,039 and for Interim 2024 was approximately $110,573.

Trend Information

•

New sales demand softening, noted in 2024, continued trending down in early 2025, bringing reduced sales forecasts from waning consumer confidence. We believe this is in part due to uncertainty of tariffs and changing U.S. administration policies. Our order backlog reduced from approximately 11 months by year-end 2024 to approximately 7 months by midyear 2025. To balance supply, the assembly production line completion rate was reduced approximately 25% in June 2025, which equates to an estimated 14% net annual production reduction in 2025 compared to 2024.

•	Direct labor overtime hours expended through midyear 2025 were reduced over 30% compared to the same period in 2024, continuing a trend for improved first-time quality of completed aircraft.

•

Average total employment through May 2025 was similar to 2024 at approximately 225 employees. In proportion to the midyear 2025 production output reduction, approximately a 13% workforce reduction was implemented in June 2025 to a total of 195 employees.

•	To reduce cost of goods sold for future contracted sales, the Company put in effect new independent dealership contracts commencing Q1 2025.

•	Inflationary impact trends, driving higher cost of goods sold thereby reducing income margins, continued throughout 2024 and through midyear 2025.

•

Research and development investments through midyear 2025 were reduced by approximately 35% compared to the same period in 2024. The Company is actively pursuing several new innovation development projects for the Carbon Cub and XCub product lines.

•

New university fleet sales were won, with a 3-aircraft sale to convert Embry-Riddle's flight team aircraft announced in February 2025. Additional public and government fleet sales are being aggressively sought by the Company in 2025.

•

Production of the Carbon Cub UL model brought first customer deliveries in 2025, slowed due to impacts of Rotax engine service bulletins. Highly favorable media coverage and positive customer reviews of early deliveries has brought uplifted sales activity expectations for EAA Oshkosh AirVenture through 2025 year-end.

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ITEM 2. OTHER INFORMATION

None.

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ITEM 3. FINANCIAL STATEMENTS

Consolidated Financial Statements and Notes

Cub Crafters, Inc.

January 1, 2025 to June 30, 2025

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CUB CRAFTERS, INC CONSOLIDATED BALANCE SHEETS JUNE 30, 2025 AND DECEMBER 31, 2024

ASSETS

	2025	2024
	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$328,862	$814,055
Accounts receivable, net credit reserve	6,402,864	4,973,568
Contract assets	17,133	-
Inventories, net of allowance	18,740,778	17,167,720
Income tax receivable	177,227	177,227
Prepaid expenses & other assets	437,485	339,375
Total current assets	26,104,349	23,471,945

PROPERTY AND EQUIPMENT, NET	2,229,370	2,333,885

OTHER ASSETS
Intangible asset, net	233,431	248,706
Right of use assets - finance lease	857,391	990,657
Right of use assets - operating lease	2,040,106	2,225,638
Total other assets	3,130,928	3,465,001

TOTAL ASSETS	$31,464,647	$29,270,831

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CUB CRAFTERS, INC CONSOLIDATED BALANCE SHEETS JUNE 30, 2025 AND DECEMBER 31, 2024

LIABILITIES AND STOCKHOLDERS' EQUITY

	2025	2024
	(Unaudited)
CURRENT LIABILITIES
Accounts payable	$2,522,838	$2,154,298
Accrued liabilities	1,044,522	1,114,861
Contract liabilities	773,201	1,111,601
Customer deposits	9,505,915	7,399,231
Line of credit	2,420,000	970,000
Finance leases, current portion	258,835	259,898
Operating leases, current portion	361,177	372,425
Notes payable, current portion	7,230	13,730
Related party notes payable, current portion	164,367	241,054
Total current liabilities	17,058,085	13,637,098

LONG-TERM LIABILITIES
Finance leases, net of current portion	681,307	808,929
Operating leases, net of current portion	1,678,929	1,853,212
Related party notes payable, net of current portion	530,595	572,926
Deferred taxes	136,989	136,989
Total long-term liabilities	3,027,820	3,372,056

STOCKHOLDERS' EQUITY
Series A Preferred stock, $0.0001 par value, 10,000,000 authorized, 1,925,897, issued outstanding as of June 30, 2025 & December 31, 2024	192	192
Common stock-Class B, $0,.0001 par value, 33,000,000 shares authorized, 29,000,000 shares issued outstanding as of June 30, 2025 & December 31, 2024	2,900	2,900
Additional paid-in capital	4,887,588	4,887,588
Retained earnings	6,488,062	7,370,997
Total stockholders' equity	11,378,742	12,261,677

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$31,464,647	$29,270,831

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CUB CRAFTERS, INC CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	2025	2024
SALES	$19,029,504	$20,024,440

COST OF SALES	13,963,304	14,210,903

GROSS PROFIT	5,066,200	5,813,537

OPERATING EXPENSES
General and administrative	3,613,085	3,301,481
Research and development	512,769	799,490
Selling and marketing	1,744,344	1,351,866
Total Operating Expenses	5,870,198	5,452,837

INCOME (LOSS) FROM OPERATIONS	(803,998)	360,700

OTHER INCOME AND (EXPENSE)
Interest income	14,775	23,095
Interest expense	(113,689)	(100,693)
Miscellaneous income	58,710	332,485
Miscellaneous expense	(38,733)	(66,028)
Total other income and (expense)	(78,937)	188,859

NET INCOME (LOSS)	$(882,935)	$549,559

NET INCOME (LOSS) PER SHARE OF COMMON STOCK	$(0.03)	$0.02

WEIGHTED AVERAGE NUMBER OF COMMON STOCK	29,000,000	29,000,000

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CUB CRAFTERS, INC CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2025

	SERIES A PREFERRED STOCK		COMMON STOCK		COMMON STOCK CLASS B		PAID-IN	RETAINED	TOTAL
	Shares	Amount, par	Shares	Amount, par	Shares	Amount, par	CAPITAL	EARNINGS	EQUITY
BALANCE, DECEMBER 31, 2024	1,925,897	$192	29,000,000	$2,900	-	$-	$4,887,588	$7,370,997	$12,261,677

Reg A offerings-series A preferred stock, net of issuance costs	-	-	-	-	-	-	-	-	-

Reg D offerings-series A preferred stock, net of issuance costs	-	-	-	-	-	-	-	-	-

Reg CF offerings-series A preferred stock, net of issuance costs	-	-	-	-	-	-	-	-	-

Net income (loss)	-	-	-	-	-	-	-	(882,935)	(882,935)

BALANCE, JUNE 30, 2025	1,925,897	$192	29,000,000	$2,900	-	$-	$4,887,588	$6,488,062	$11,378,742

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CUB CRAFTERS, INC CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2024

	SERIES A PREFERRED STOCK		COMMON STOCK		COMMON STOCK CLASS B		PAID-IN	RETAINED	TOTAL
	Shares	Amount, par	Shares	Amount, par	Shares	Amount, par	CAPITAL	EARNINGS	EQUITY
BALANCE, DECEMBER 31, 2023	1,830,909	$183	29,000,000	$2,900	-	$-	$4,442,477	$7,022,401	$11,467,961

Reg A offerings-series A preferred stock, net of issuance costs	61,434	6	-	-	-	-	293,885	-	293,891

Reg D offerings-series A preferred stock, net of issuance costs	9,927	1	-	-	-	-	46,231	-	46,232

Reg CF offerings-series A preferred stock, net of issuance costs	23,627	2	-	-	-	-	104,995	-	104,997

Net income	-	-	-	-	-	-	-	549,559	549,559

BALANCE, JUNE 30, 2024	1,925,897	$192	29,000,000	$2,900	-	$-	$4,887,588	$7,571,960	$12,462,640

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CUB CRAFTERS, INC CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(882,935)	$549,559
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	131,120	131,367
Decrease (increase) in assets:
Accounts receivable, net credit reserve	(1,429,296)	714,889
Contract assets	(17,133)	(1,859,955)
Inventories	(1,573,058)	(703,823)
Prepaid expenses & other assets	(98,110)	83,238
Right of use assets - operating lease, net	133,265	149,134
Increase (decrease) in liabilities:
Accounts payable	368,540	294,592
Accrued liabilities	(70,339)	(64,509)
Contract liabilities	(338,400)	(1,443,134)
Customer deposits	2,106,683	146,313
Net cash provided (used) by operating activities	(1,669,663)	(2,002,329)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(11,329)	(46,500)
Net cash (used) by investing activities	(11,329)	(46,500)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on finance leases	(128,684)	(155,783)
Proceeds from Reg A Series A Preferred stock offering	-	333,545
Proceeds from Reg D Series A Preferred stock offering	-	52,471
Proceeds from Reg CF Series A Preferred stock offering	-	119,164
Stock issuance costs	-	(60,059)
Payments on notes payable	(6,500)	-
Line of credit, net	1,450,000	300,000
Payments on related party notes	(119,017)	(113,526)
Net cash provided (used) by financing activities	1,195,799	475,812

NET CHANGE IN CASH	(485,193)	(1,573,017)

CASH - BEGINNING OF PERIOD	814,055	2,883,216

CASH - END OF PERIOD	$328,862	$1,310,199

SUPPLEMENTAL CASH FLOW INFORMATION
Payment of interest in cash	$113,689	$100,693

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of Cub Crafters, Inc., Cub Crafters Group, LLC, Cub Crafters Services, LLC, Cub Crafters Resale, LLC, and Cub Crafters Avionics, LLC. (together the “Company”).

•	Cub Crafters Group, LLC is a wholly owned subsidiary manufacturer of certified and light sport aircraft, aircraft kits, and parts.

•	Cub Crafter Services, LLC, a wholly owned subsidiary, which repairs and rebuilds aircraft and related parts.

•	Cub Crafter Avionics, LLC, a wholly owned subsidiary, provides testing and certification on aircraft instruments.

•	Cub Crafters Resale, LLC, a wholly owned subsidiary, purchases and sells used aircraft.

The principal place of business for the Company is located in Yakima, Washington. All significant intercompany transactions have been eliminated.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements and related notes include the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the June 30, 2024 financial statements presentation to correspond to the current year’s format. There were no changes to assets, liabilities, equity, revenue, or net loss due to these reclassifications.

Concentrations of Credit Risk

The Company maintains cash balances at financial institutions which may exceed federally insured limits. The bank balances in these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company has not experienced any losses in such accounts and does not believe that it is exposed to significant risks from excess deposits.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025

The Company’s three largest dealers accounted for 35% of revenues during the period ended June 30, 2025. Of that amount 20% represented Builder Assist, meaning the dealers had deposits on production positions, which they in turn sold to the end customers for their own build, in essence acting as a middleman. As most aircraft are sold on a prepaid basis, there is limited credit risk.

Dealers accounted for 44% of total receivables as of June 30, 2025.

Accounts Receivable and Allowance for Current Expected Credit Losses

The Company provides limited credit in the normal course of business to selected customers who are primarily located in the United States. Credit is extended based on an evaluation of the customer’s financial condition and, generally, collateral is not required. Customers are billed in accordance with contractual terms as work progresses. Generally, billed receivables are due within 30 days.

The Company provides for credit loss in accordance with Accounting Standards Codification (“ASC”) 326 – Financial Instruments-Credit Losses. Accounts receivable that are outstanding longer than the contractual terms are considered past due. The Company determines its allowance for current expected credit losses by considering a number of other factors, including the length of time billings are past due, previous loss history, the customer’s ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible. As of June 30, 2025, there was a credit reserve of approximately $72,484.

Inventories

Inventories are stated at the lower of cost or net realizable value. Work in progress costs is stated at costs incurred to date. Finished goods inventories include material, labor, and manufacturing overhead costs. The Company writes down inventory for excess, slow moving and obsolete inventory. As of June 30, 2025, there was an inventory reserve of approximately $60,675.

Property and Equipment

Property, equipment, and leasehold improvements are capitalized and recorded at cost, less accumulated depreciation. The cost of property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method. Machinery, equipment, furniture and automobiles and trucks over 3 to 11 years. Owned buildings and improvements are depreciated over 7 to 39 years. Leasehold improvements are depreciated over the shorter of the lease term or useful life of assets ranging between 7 to 40 years. Repairs and maintenance costs are charged to operating expense as incurred, unless it is determined by the Company to extend the life of the fixed asset, at which time the amount would be capitalized and amortized over the useful life of the asset or the estimated remaining life of the asset, whichever is shorter.

Intangible Assets

Intangible assets are recorded at cost and are amortized using the straight-line method over a period of ten years. These are reviewed for impairment annually in accordance with impairment of long-lived assets policy noted below.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets are tested for impairment when events or circumstances indicate that the carrying amount of the asset group that includes those assets is not recoverable. An asset group is the lowest level for which its cash flows are independent of the cash flows of other asset groups.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025

The carrying value of an assets group is not considered recoverable if the carrying value exceeds the sum of the undiscounted cash flows expected to result from the uses and eventual disposition of the asset group. The impairment loss is measured by the difference between the carrying value of the asset group and its fair value. The Company did not recognize any impairment loss during the six months ended June 30, 2025.

Revenue Recognition

All revenues are recorded in accordance with ASC Topic 606, Revenue from Contracts with Customers. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards. Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligation in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company recognizes revenue from the following:

Kit Aircraft - sales in which a customer can build an aircraft in their own facility in which various component kits relative to a certain portion of the plane, such as fuselage kit, wing kit, engine kit, etc. are available. Revenue is recognized when the kit is shipped. All kit orders are prepaid, which are recorded as customer deposits. Once a kit order is fulfilled, the Company bills the customer against their deposit, ships the kit and recognizes the revenue accordingly.

Builder Assist – these are orders for customized planes which are built entirely in the Company’s facility in which the customer is required to complete a minimum of 51% of a prescribed list of assembly tasks themselves. The customers are required to make a deposit at the time of placing the order, which will hold a given position on the production calendar (often up to 24 months out). Prior to commencement of the build, the customer is required to deposit the final cost of the plane, less the initial deposit and a small retainage amount per the contract. The Company recognizes revenues over time as performance steps are satisfied. The Company measures its progress to completion at the end of each month based on the stage of completion for each order. The Company’s timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon contract language. The Company’s accounts receivable represents amounts billed to the customer that have yet to be collected and represent an unconditional right to cash from the customer. Contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms or accounts billed after the consolidated balance sheet date. Contract liabilities represent billings as of the consolidated balance sheet date, as allowed under the terms of the contract, but not yet recognized as contract revenue pursuant to the Company’s revenue recognition policy.

Certified Aircraft – these are aircraft built entirely at the Company’s facility and built entirely by the Company employees. The customer is required to make a deposit at the time of placing the order which will hold a given position on the production calendar (often up to 24 months out). The customer is required to make a progress payment at the midpoint of the manufacturing process. Revenue is recognized over time as performance steps are satisfied.

Parts - are generally sold prepaid with the exception of dealer sales. Revenue is recognized when the order is shipped.

Services and repairs - revenue is recognized at completion on smaller jobs. Revenue is recognized over time as performance steps are satisfied on larger repairs. Deposits are generally required on larger jobs.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025

Revenue was broken down as follows for the six months ended June 30:

Aircraft	$14,121,642
Pre-packaged kits sales	887,006
Parts / Services / Used Aircraft	4,020,856
$19,029,504

Advertising

The Company expenses the cost of advertising as the expenses is incurred. For the period ended June 30, 2025, advertising totaled $92,073.

New Aircraft Warranty

The Company provides a warranty on its aircraft to be free from defects in material and workmanship for a one-year period from the date of delivery. The Company’s sole obligation under the warranty is to replace or repair defective components to airworthy condition. The warranty covers airframe and any other parts or assemblies manufactured by the Company. For parts or assemblies not manufactured by the Company, the OEM warranty received (if any) from the maker of such non-manufacturer-made products or components will apply. Warranty for OEM parts is the sole responsibility of the vendor. Based on the terms of the limited warranty, the Company has historically experienced very few claims and as such, has not recorded a liability reserve.

Income Taxes

The Company is a C-Corp and accounts for income taxes, whereby deferred income taxes are recorded based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received, or liabilities are settled. In evaluating the Company’s ability to recover the deferred tax assets within the jurisdiction from which they arise, management considers all available positive and negative evidence and establishes a valuation allowance if necessary to reduce the deferred tax assets to their expected net realizable value.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit for tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Increases or decreases to the unrecognized tax benefits could result from management’s belief that a position can or cannot be sustained upon examination based on subsequent information or potential lapse of the applicable statute of limitation for certain tax positions. As of December 31, 2024, the Company determined it did not have any uncertain tax positions.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2024, the Company has no provisions for interest or penalties related to uncertain tax positions.

Leases

The Company recognizes leases under ASC 842 - Leases (ASC 842). The Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use asset at the commencement date of the lease. The Company considers leases to be finance leases if, among other definitions, the lease term is a major part of the life of the asset or at least 75% and the present value of the minimum lease payments are substantially all the fair value of the leased property or at least 90%.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025

Lease liabilities. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date.

Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee.

The operating lease asset and operating lease liability were calculated utilizing the risk-free-discount rate determined to be 1.79%, according to the Company’s elected policy. The Company has elected to use this rate for all of its leases except where the Company is required to use the implicit rate if it is readily determinable. The weighted average implicit rate for the Company’s finance leases was approximately 6.5% as of As of June 30, 2025.

Lease assets. A lessee’s lease assets, also known as right-of-use assets, are measured at the commencement date at the amount of the initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the right-of-use asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Initial direct costs. The standard defines initial direct costs as only the incremental costs that would not have been incurred if the lease had not been obtained. Under ASC 842, initial direct costs include commissions paid to third parties, including brokers, leasing and referral agents and internal leasing commissions paid to employees for successful execution of lease agreements. These initial direct costs are capitalized and amortized over the term of the related leases using the straight-line method.

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

IC-DISC Credit

Cub Crafters DISC, Inc. is an Interest Charge Domestic International Sales Corporation (IC-DISC). An IC-DISC is a separate entity that earns a commission on the operating entity’s export sales based on the greater of 50% of net income on sales of qualified export property, or 4% of gross receipts from sales of qualified export property. The Company elected to not record this commission for the year ended December 31, 2024 and will likely do so again in 2025.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025

NOTE 3 - INVENTORIES

The components of inventories at June 30, 2025, are as follows:

Parts and raw materials	$13,031,190
Work in-process	2,145,368
Finished goods	3,624,895
Less: Allowance for slow moving inventory	(60,675)
$18,740,778

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at June 30, 2025:

Leasehold improvements	$1,482,839
Machinery and equipment	3,659,231
Aircraft	782,178
Buildings	481,221
Office furniture and equipment	154,064
Automobiles and trucks	213,503
6,773,036
Less accumulated depreciation	(4,554,995)
Construction in progress	11,329
$2,229,370

NOTE 5 - INTANGIBLE ASSETS

Intangible assets include a license and a patent. The license is being amortized over 10 years, and patents over 20 years.

The carrying basis and accumulated amortization of recognized intangible assets at June 30, 2025:

Intangible assets - license	$300,000
Intangible assets - patent	11,000
311,000
Less: accumulated amortization	(77,569)
$233,431

NOTE 6 - CONTRACT ACCOUNTING - PERCENTAGE OF COMPLETION

Costs and estimated earnings on contracts in progress for jobs using percentage of completion method of revenue recognition consist of the following as of and for the six months ended June 30, 2025:

Cost incurred on uncompleted jobs	$3,090,600
Estimated earnings	1,878,872
4,969,472
Less: Billings to date	(5,725,540)
$(756,068)

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025

Included in the accompanying consolidated balance sheets for percentage of completion contracts under the following headings at June 30, 2025:

Contract assets	$17,133
Contract liabilities	(773,201)
$(756,068)

NOTE 7 - CUSTOMER DEPOSITS

Customer deposits are comprised of cash received throughout the sale and build process as outlined in the sales agreement or service contract. Deposits are primarily comprised of production position advances and progress payments. Under the terms of the sales agreement, the customer deposits are non-refundable. The Company recognizes revenue associated with these deposits at either a point in time, or at over time under the percentage of completion method, depending on the underlying revenue being recognized. Customer advances at June 30, 2025 were approximately $9,505,915.

NOTE 8 - FINANCE LEASES

The Company had leased equipment under non-cancelable master lease arrangements. Per the lease agreements, the Company will own the equipment at the end of the lease. The carrying values of the lease assets are reported in the accompanying June 30, 2025 consolidated balance sheet as right-of-use asset (ROU) - finance lease.

The future minimum payments on the capital lease obligations at June 30, 2025 are as follows:

Finance lease ROU asset	$1,384,268
Less accumulated reduction	(526,877)
Balance of ROU asset	$857,391

The future minimum payments on the capital lease obligations at June 30, 2025 are as follows:

2026	$316,110
2027	301,602
2028	281,415
2029	121,266
2030	51,581
Thereafter	-
Total finance leases	1,071,974
Less: interest expense	(131,831)
Total finance leases	940,143
Less: current portion	(258,836)
Finance lease - long term	$681,307

The interest expense incurred by the Company for the six months ended  June 30, 2025 was approximately $35,705.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025

NOTE 9 - LINE OF CREDIT

The Company has a line of credit with Bank of Idaho, with a maximum borrowing limit of $3,500,000. Interest accrues at Wall Street Journal Prime (WSJP), 8.50% at June 30, 2025. The maturity date is April 3, 2026, and is secured by accounts receivable and parts inventory. The outstanding balance as of June 30, 2025 was $1,700,000. The interest expense incurred by the Company for the six months ended June 30, 2025 was $18,864, and for the six months ended June, 30, 2024 was $0.

The Company has a line of credit with AFC Financial Services LLC with a maximum borrowing limit of $2,000,000. Interest accrues at WSJP, plus 1.00%. The maturity date is May 18, 2026, and is secured by an aircraft inventory. The outstanding balance as of June 30, 2025 was $720,000. The interest expense incurred by the Company for the six months ended June 30, 2025 was $30,947, and for the six months ended June 30,2024 was $31,445.

NOTE 10 - OPERATING LEASES

The Company leases multiple buildings and facilities under a non-cancellable operating lease agreements that expires at varying times through April 30, 2045.

The ROU asset for the six months ended June 30, 2025 is summarized below:

Operating lease ROU asset	$3,313,549
Less accumulated reduction	(1,273,443)
Balance of ROU asset	$2,040,106

As of June 30, 2025, the minimum lease payments under these leases are as follows:

Remaining 2025	$397,284
2026	271,648
2027	104,370
2028	104,370
2029	104,370
Thereafter	1,380,153
Total lease payments	2,362,195
Less: interest	(322,089)
Present value of lease payments	2,040,106
Less: current portion	(361,177)
Lease payments, net of current portion	$1,678,929

Total lease expense, including short term leases, for six months ended June 30, 2025 was approximately $242,019.

NOTE 11 - COMMITMENT AND CONTINGENCIES

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgement. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025

If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probably but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

NOTE 12 - RELATED PARTIES

The Company rents hangers and office space from a stockholder of Cub Crafters, Inc. Terms of the agreements call for monthly payments of $12,988. The agreements expire at various times through April 30, 2026. The lease has provision to renew for two additional five-year terms.

In 2022, the Company entered into a promissory note with a shareholder for $809,124. The loan matures in December 2031 and accrues interest at 4.25%. In May of 2023, the Company entered into a promissory note with a shareholder for $394,729. The loan matures January 5, 2026, and accrues interest at 5% payable in monthly installments. The outstanding balance on the loan was $614,409 at June 30, 2025 and $655,022 at December 31, 2024.

In May of 2023, the Company entered into a promissory note with a shareholder for $394,729. The loan matures January 5, 2026, and accrues interest at 5% payable in monthly installments. The outstanding balance on the loan was $80,553 at June 30, 2025 and $158,958 at December 31, 2024.

NOTE 13 - 401(k) PLAN

The Company sponsors a 401(k)-retirement plan (the Plan) for employees who meet certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Under the terms of the Plan, the Company matches 100% of the employee’s contributions up to 4% of the employee’s compensation. The Company’s matching contribution was approximately $153,837 for the six months ended June 30, 2025.

NOTE 14 - STOCKHOLDERS’ EQUITY

The classes of shares at June 30, 2025 were: Common Stock-Class A, Common Stock-Class B and Preferred Stock-Series A.

Common Stock-Class A and B - with a $0.0001 par value, 40,000,000 and 33,000,000 authorized, respectively. At June 30, 2025, the Company had 0 Class A common stock and 29,000,000 Class B common stock shares issued and outstanding.

Series A Preferred Stock - with a $0.0001 par value, 10,050,000 shares authorized. At June 30, 2025, the Company had 1,925,897 shares issued and outstanding.

Stock Purchase Warrants - Preferred Stock - On April 12, 2023, the Company issued warrants granting the right to purchase 9,575 shares of Series A Preferred Stock. The warrants entitle the holder the right to purchase the shares for a period of 10 years from the issue date at a price of $5.00 per share.

Liquidation preferences

Holders of Series A preferred stock shall be entitled to receive out of the proceeds or assets of the Company available for distribution prior and in preference to any distribution to common stockholders at a value of $5 per share. Series A preferred stock is not redeemable at the option of the holder. The holders have the right to convert into common stock - Class A share at the conversion price.

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CUB CRAFTERS, INC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2025

The conversion price noted is determined by dividing the number of common stock - Class A shares outstanding at the time by the Original Issue Price of $5, subject to certain adjustment conditions noted in the amended articles of incorporation. Each share of Series A preferred stock will automatically convert into Class A common stock upon the earlier of (i) the closing of an offering resulting in at least $150 million in proceeds or (ii) the date or occurrence of an event specified by vote or written consent or agreement of the holders of a majority of the then outstanding share of Series A preferred stock. Liquidation preference on Series A Preferred Stock was $9,629,485 for the six months ended June 30, 2025.

On November 3, 2022, the Company commenced an offering of up to $50 million of its Series A Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), (the “Regulation A Offering”) to sell up to 10,000,000 shares of Series A Preferred Stock, convertible into share of Class A Common Stock, at a price of $5 per share.

On December 15, 2022, the Company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation Crowdfunding of the Securities Act (the “Regulation CF Offering”) to sell up to 1,000,000 share of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5 per share. On December 15, 2022, the Company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation D of the Securities Act (the “Regulation D Offering”) to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5 per share. On May 24, 2023, the Company increased the price per share in each offering to $5.45. The net proceeds of these concurrent offerings will be used to scale our operations to meet expanding sales demand, invest in the development of our products and disruptive technology, modernize our manufacturing facilities and production lines to scale current and next generation aircraft, aftermarket service expansion, and capturing additional market share, and build working capital reserves.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the corporation (other than dividends on stocks of Common Stock payable in stocks of Common Stock) unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding stock of Series A Preferred Stock in an amount at least equal to the dividend payable on each stock of such class or series determined, if applicable, as if all stocks of such class or series had been converted into Common Stock.

After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Series A Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Series A Preferred Stock were converted to Common Stock.

NOTE 15 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclosure through September 24, 2025, the date the financial statements were available to be issued.

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INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation (Filed with the Form 1-A/A of the company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222007859/cub_ex21.htm)
2.2	Bylaws (Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex23.htm)
4.1	Form of Subscription Agreement (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex41.htm)
6.1	Compensation Award Plan (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex61.htm)
8.1	Form of Enterprise Bank Escrow Agreement (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex81.htm)

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cub Crafters, Inc.

By:	/s/ Patrick Horgan
Name:	Patrick Horgan
Title:	President & CEO
Date:	September 29, 2025

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Patrick Horgan
Patrick Horgan, Principal executive officer
Date : September 29, 2025

/s/ Keith Kennedy
Keith Kennedy, Principal financial officer and principal accounting officer
Date: September 29, 2025

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